T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 1 | Alamos Gold Inc Alamos Gold Inc. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. Alamos Reports First Quarter 2016 Results Toronto, Ontario (May 12, 2016) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2016 and reviewed its operating, exploration and development activities. “We had a strong start to 2016 on many fronts. Operationally, we produced 94,632 ounces of gold at substantially lower all-in sustaining costs of $986 per ounce. Financially, our operations were break-even, well ahead of schedule. Further, with stronger production and lower costs, we expect each operation to generate positive free cash flow in 2016 at current gold prices,” said John A. McCluskey, President and Chief Executive Officer. “The ramp up at Young-Davidson remains on track. We completed commissioning of the MCM shaft and the transition to owner development, both of which are driving significant cost and productivity improvements. Development of La Yaqui and Cerro Pelon remain on schedule and we continue to aggressively drill both deposits. We are increasing our exploration efforts and budget by 60% following up on a very successful 2015 drill campaign which we believe has only started to unlock the potential of these deposits,” Mr. McCluskey added. First Quarter 2016 Highlights  Reported quarterly production of 94,632 ounces of gold, including 39,065 ounces from Young-Davidson, 37,600 ounces from Mulatos and 17,967 ounces from El Chanate  Total cash costs in the first quarter were $782 per ounce of gold sold and all-in sustaining costs ("AISC") were $986 per ounce, a $107 per ounce or 10% decrease from 2015  Sold 90,989 ounces of gold at an average realized price of $1,146 per ounce for revenues of $104.3 million  Recorded cash flow from operating activities before changes in working capital of $27.6 million, or $0.11 per share  Realized quarterly net earnings of $9.7 million, or $0.04 per share, including a $19.0 million foreign exchange gain recorded within deferred tax recovery  Reported cash and cash equivalents and available-for-sale securities of $282.6 million as at March 31, 2016  Declared a semi-annual dividend of US$0.01 per common share, representing the Company's 13 th consecutive semi-annual dividend  Underground mining rates averaged 5,800 tonnes per day (“TPD”) at Young-Davidson, slightly lower than the previous quarter due to unplanned underground crusher maintenance. Underground mining rates have rebounded subsequent to the quarter, averaging over 6,300 TPD in the month of April 2016  Closed the acquisition of Carlisle Goldfields Limited (“Carlisle”), consolidating ownership of the Lynn Lake project, for $20.4 million, including transaction costs  Entered into a $150.0 million credit facility with a syndicate of banks maturing February 29, 2020, amending the Company's previous credit facility  Reported mineral reserves and resources for the year ended December 31, 2015 which included increasing the combined mineral reserves and resources at Cerro Pelon and La Yaqui by 145% to a total of 542,000 ounces, and replacing mineral reserves at Young-Davidson for the fifth consecutive year

TRADING SYMBOL: TSX:AGI NYSE:AGI

Subsequent to quarter-end:

- In mid-April, submitted the project Environmental Impact Assessment ("EIA") for La Yaqui. In addition, the Company received approval of the road construction EIA at La Yaqui
- Increased the 2016 exploration budget at Mulatos by 60% to $16 million reflecting ongoing exploration success at La Yaqui and Cerro Pelon
- Completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of $8.0 million (CAD$10.0 million), resulting in the issuance of 1,128,932 Class A common shares

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Quarter ended			
	March 31, 2016	March 31, 2015 [(1)]	Change	Change %
Operating Results				
Gold production (ounces) [(1)]	94,632	92,027	2,605	3 %
Gold sales (ounces) [(1)]	90,989	89,651	1,338	1 %
Per Ounce Data				
Average spot gold price (London PM Fix)	$1,183	$1,218	($35)	(3)%
Average realized gold price [(4)]	$1,146	$1,216	($70)	(6)%
Total cash costs per ounce of gold sold [(2)]	$782	$696	$86	12 %
All-in sustaining costs per ounce of gold sold [(2)]	$986	$1,093	($107)	(10)%
Financial Results (in millions)				
Operating revenues	$104.3	$64.6	$39.7	61 %
Loss from operations	($2.3)	($2.5)	$0.2	(8)%
Net earnings (loss)	$9.7	($35.3)	$45	(127)%
Operating cash flow before changes in non-cash working capital [(2) (5)]	$27.6	$23.3	$4.3	18 %
Operating cash flow after changes in non-cash working capital [(5)]	$23.8	$26.4	($2.6)	(10)%
Capital expenditures (sustaining) [(2)]	$10.5	$16.1	($5.6)	(35)%
Capital expenditures (growth) [(2),(3)]	$22.8	$19.1	$3.7	19%
Share Data				
Earnings (loss) per share (basic)	$0.04	($0.28)	$0.32	(114)%
Weighted average outstanding shares (basic) (000's)	262,397	126,573	135,824	107 %
Financial Position (in millions)				
Cash and cash equivalents	$273.8	$91.1	$182.7	201%
Total debt and equipment financing obligations	$319.3	$312.8	$6.5	2%

(1) The 2015 financial results from Mulatos are included in Alamos' interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three months ended March 31, 2015 was 38,000 ounces.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and the associated MD&A for a description and calculation of these measures.

(3) Includes capitalized exploration.

(4) 2015 excludes 36,556 ounces sold at Mulatos for the three-months ended March 31, 2015 at an average realized price of $1,224.

(5) Cash flow from operating activities for the three months ended 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended March 31, 2016.

	Quarter ended			
	March 31, 2016	March 31, 2015 [(1)]	Change	Change %
Gold production (ounces)				
Young-Davidson	39,065	38,098	967	3 %
Mulatos [(1)]	37,600	38,000	(400)	(1)%
El Chanate	17,967	15,929	2,038	13 %
Total cash costs per ounce of gold sold [(2)]				
Young-Davidson	$616	$745	($129)	(17)%
Mulatos [(1)]	$811	$805	$6	1 %
El Chanate	$1,086	$585	$501	86 %
All-in sustaining costs per ounce of gold sold [(2),(3)]				
Young-Davidson	$846	$987	($141)	(14)%
Mulatos [(1)]	$878	$1,008	($130)	(13)%
El Chanate	$1,095	$1,043	$52	5 %
Capital expenditures (growth and sustaining) [(2)] (in millions)				
Young-Davidson	$24.0	$23.8	$0.2	1 %
Mulatos [(1),(4)]	$4.4	$16.0	($11.6)	(73)%
El Chanate	$0.1	$7.2	($7.1)	(99)%
Other	$4.8	$4.2	$0.6	14 %

(1) 2015 financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and the associated MD&A for a description and calculation of these measures.

(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4) Includes capitalized exploration.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

	2016 Guidance				
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production *(000's ounces)*	170-180	140-150	60-70	—	**370-400**
Total cash costs *($ per ounce)*(1)	$600	$850	$1,100	—	**$800**
All-in sustaining costs *($ per ounce)*(1)(3)	$825	$925	$1,100	—	**$975**
Capital expenditures *(in millions)*					
Sustaining capital(1)	$40-45	$10-15	$1	—	**$51-61**
Growth capital(1)	$45-50	$15-20 (2)	—	$27	**$87-97**
Total capital expenditures	$85-95	$25-35	$1	$27	**$138-$158**

(1) Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and the associated MD&A for a description of these measures.

(2) Excludes capitalized exploration.

(3) Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

The Company's core focus in 2016 is continuing the ramp up of underground production at Young-Davidson and development of the Cerro Pelon and La Yaqui deposits at Mulatos. With production of 94,632 ounces in the first quarter, the Company is on track to achieve full year guidance of between 370,000 and 400,000 ounces of gold at substantially lower AISC of $975 per ounce, down 11% from 2015. Total capital spending is also expected to decrease over 20% from 2015.

The Company's mine sites were free cash flow neutral on a consolidated basis in the first quarter of 2016, ahead of schedule. At current gold prices, the Company expects each mine site to be free-cash flow positive in 2016 with production trending higher and costs trending lower throughout the year.

At Young-Davidson, underground mining rates increased to average over 6,300 TPD in April 2016, and the mine is on track to achieve the year-end target rate of 7,000 TPD. Unit underground mining costs were consistent with budget in the first quarter of 2016 and are expected to trend lower through the year, reflecting ongoing productivity improvements and economies of scale. The previously announced transition to 100% owner-development is complete, resulting in significant savings in per metre development costs. In addition, the Company completed commissioning of the MCM shaft in the first quarter and is benefiting from increased productivity with the more efficient movement of personnel and materials underground.

Capital spending at Young-Davidson was in line with guidance for the first quarter and is expected to total between $85 and $95 million in 2016, a significant decrease from 2015. Capital spending for the remainder of 2016 will be focused on development of the upper and lower mine and raise boring of the lower leg of the Northgate shaft.

At Mulatos, the open pit heap leach operation performed very well in the first quarter and continues to be the driver of the mine, supplying approximately 80% of production in 2016. Ongoing operational improvements and lower input costs contributed to substantially lower operating costs in the first quarter of 2016.

The focus at Cerro Pelon and La Yaqui remains on developing and expanding the higher grade deposits. As detailed in the Company's 2015 mineral reserve and resource update, the combined mineral reserves and resources of both deposits increased by 145% through a very successful initial exploration program in 2015. Exploration success has continued in 2016 at both projects and as a result, the Company has expanded exploration activities and spending at Mulatos by 60%, increasing the budget to $16 million for the year. The project EIA for La Yaqui was submitted mid-April with the EIA submission for Cerro Pelon expected to follow approximately six months later. La Yaqui remains on track for initial production mid-2017.

The focus at El Chanate is to continue generating positive free cash flow. As a mature, higher cost operation, the Company has entered into a gold hedging strategy for production from El Chanate to help ensure the mine remains free cash flow positive. The strategy ensures a minimum realized price of $1,144 per ounce and participating in upside up to $1,295 per ounce for the remainder of 2016.

Capital spending on the Company's development projects has been scaled back significantly in 2016 and will be focused on the highest priority targets. This includes completing the permitting process at Kirazlı and advancing Lynn Lake towards a feasibility study. The Company does not anticipate spending significant capital on these projects until the ramp up at Young-Davidson and development of La Yaqui and Cerro Pelon has been completed and both operations are generating substantial free cash flow.

The Company's cash position and balance sheet remain strong, with approximately $283 million in cash and cash equivalents and available-for-sale securities. In 2016, all three operations are expected to generate positive free

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

cash flow at current gold prices, with a stronger contribution coming in the second half of the year from Young-Davidson. The Company expects significant free cash flow growth in 2017 driven by a combination of lower costs and capital spending.

First Quarter 2016 Results

Young-Davidson Operational and Financial Review

	Quarter ended	
	March 31, 2016	March 31, 2015
Underground Operations		
Tonnes of ore mined	525,597	371,689
Tonnes of ore mined per day	5,776	4,130
Average grade of gold (1)	2.57	2.96
Metres developed	3,490	3,409
Unit mining costs per tonne	$31	$39
Unit mining costs per tonne (CAD$)	$42	$48
Open Pit Stockpiles		
Tonnes stockpiled ahead of the mill	1,426,818	2,215,322
Average grade of gold (1)	0.80	0.75
Mill Operations		
Tonnes of ore processed	668,136	646,749
Tonnes of ore processed per day	7,342	7,186
Average grade of gold (1)	2.08	1.99
Contained ounces milled	44,760	41,379
Average recovery rate	90%	86%
Gold production (ounces)	39,065	38,098
Gold sales (ounces)	39,734	36,952
Total cash costs per ounce of gold sold (2)	$616	$745
All-in sustaining costs per ounce of gold sold (2),(3)	$846	$987
Financial Review (in millions)		
Operating Revenues	$45.9	$45.0
Earnings from operations	$3.9	—
Operating cash flow	$21.8	$22.2
Capital expenditures (sustaining) (2)	$9.0	$8.7
Capital expenditures (growth) (2)	$15.0	$15.1
Free cash flow (2)	($2.2)	($1.6)

(1) Grams per tonne of gold ("g/t Au").
(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and the associated MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.
(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

At Young-Davidson, the Company mined 525,597 tonnes of ore, or 5,776 TPD, from underground operations during the first quarter of 2016 at a grade of 2.57 g/t Au. Mining rates in the first quarter of 2016 were 2% lower than the fourth quarter of 2015, reflecting a 5-day shutdown of the underground crusher in March for unplanned maintenance. Excluding the impact of the unplanned downtime, underground mining rates averaged 6,100 tonnes per day.

Underground mining rates increased to average above 6,300 TPD in April, and the operation remains on track to achieve 7,000 TPD by the end of 2016. Underground mined grades in the first quarter of 2016 were in line with the mine plan. Compared to the first quarter of 2015, mined grades were lower due to mine sequencing.

At the end of March 2016, the Company had approximately 1.4 million tonnes of low grade open pit ore stockpiled at an average grade of 0.80 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining ramps up to mill capacity. As underground mining rates continue to increase, this will supply an increasing portion of mill feed, driving the milled grade and gold production higher.

During the first quarter of 2016, the mill processed 668,136 tonnes, or 7,342 TPD with grades averaging 2.08 g/t Au. Mill throughput was slightly higher than in the same period of 2015 but lower than guidance reflecting temporary ore handling challenges at surface due to freezing in the fine ore bins. To prevent this from occurring in future

5 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 6 | Alamos Gold Inc periods, the Company plans to add liquid calcium as the ore moves along the surface conveyor to the fine ore bins during extreme cold temperatures. Gold production at Young-Davidson was 39,065 ounces of gold in the first quarter of 2016, 3% higher than production in the same period of 2015. Mill recoveries increased significantly to 90% from 86% in the first quarter of 2015 as the Company successfully implemented changes to the flotation circuit to improve recoveries during the winter months. Total cash costs in the first quarter of 2016 were $616 per ounce of gold, representing a 17% decrease from the same period of 2015. The decrease was primarily attributable to lower unit underground mining costs and a weakening Canadian dollar. Underground unit mining costs were $31 per tonne in the first quarter of 2016, 21% lower than mining costs in the first quarter of 2015. Total cash costs at Young-Davidson are expected to continue to decline as underground throughput is ramped up. AISC were $846 per ounce, or 14% below the prior year period, reflecting the lower total cash costs. In the first quarter of 2016, capital expenditures totaled $24.0 million and included spending on lateral development, underground equipment for the transition from contractor to owner development, and completion of the MCM shaft. With the commissioning of the MCM shaft complete, the underground mine is now operating with two mine shafts. This is expected to drive further productivity improvements with the MCM shaft able to transport the workforce and materials to job sites more efficiently, as previous access was only available through the ramps. Of the total capital expenditure in the first quarter, $9.0 million related to sustaining capital and $15.0 million related to growth capital. The Company completed the transition to owner development early in the second quarter of 2016, which will reduce capital expenditures going forward. Young-Davidson was free cash flow negative of approximately $2.2 million in the first quarter of 2016 consistent with plan as higher capital spending was incurred associated with the transition to owner development. At current gold prices, Young-Davidson is expected to be free cash flow positive in 2016.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Operational and Financial Review

	Quarter ended	
	March 31, 2016	March 31, 2015
Open Pit & Underground Operations		
Tonnes of ore mined - open pit [(1)]	1,508,036	1,863,000
Total waste mined - open pit	2,257,385	1,143,000
Total tonnes mined - open pit	3,765,421	3,006,000
Waste-to-ore ratio	1.50	0.61
Tonnes of ore mined - underground	42,823	20,350
Crushing and Heap Leach Operations		
Tonnes of ore crushed and placed on the heap leach pad	1,597,280	1,552,000
Average grade of gold processed [(2)]	0.82	0.92
Contained ounces stacked on the heap leach pad	42,225	45,900
Mill Operations		
Tonnes of high grade ore milled	38,899	20,350
Average grade of gold processed [(2)]	14.94	10.37
Contained ounces milled	18,686	6,800
Total contained ounces stacked and milled	60,911	52,700
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	62%	72%
Ore crushed per day (tonnes) - combined	18,000	17,500
Gold production (ounces)	37,600	38,000
Gold sales (ounces)	32,732	36,556
Total cash costs per ounce of gold sold [(3)]	$811	$805
All-in sustaining costs per ounce of gold sold [(3),(4)]	$878	$1,008
Financial Review *(in millions)*		
Operating Revenues	$37.9	—
Earnings from operations	$3.5	—
Operating cash flow	$7.0	—
Capital expenditures (sustaining) [(3)]	$1.4	—
Capital expenditures (growth) [(3),(5)]	$3.0	—
Free cash flow [(3)]	$2.6	—

(1) Includes ore stockpiled during the quarter.
(2) Grams per tonne of gold.
(3) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and the associated MD&A for a description and calculation of these measures.
(4) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(5) Includes capitalized exploration.

In the first quarter of 2016, the Company produced 37,600 ounces of gold at Mulatos, consistent with the first quarter of 2015. Total crusher throughput averaged 18,000 TPD in the first quarter, slightly below expectations as mine sequencing necessitated mining more waste than budgeted during the quarter. The waste-to-ore ratio is expected to decrease throughout the remainder of 2016. The grade of crushed ore stacked on the leach pad in the first quarter of 2016 was 0.82 g/t Au. The Company expects to stack higher grades on the leach pad in the second half of 2016.

The mill processed approximately 430 TPD at an average grade of 14.94 g/t Au in the first quarter of 2016. The grade processed was above mineral reserve grade with higher grade stockpiles processed and higher than planned grades mined during the quarter. The Company will continue to process its remaining high-grade stockpiles in conjunction with tonnes mined throughout the remainder of 2016.

The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) of 62% was lower than annual guidance and is expected to increase the remainder of the year.

Total cash costs of $811 per ounce of gold sold in the first quarter of 2016 were slightly higher than the $805 per ounce reported in the first quarter of 2015 reflecting a higher waste-to-ore ratio and lower grades stacked on the leach pad, offset by stronger mill grades and throughput. AISC in the quarter were $878 per ounce of gold sold, 13% lower than the first quarter of 2015 as a result of significantly lower sustaining capital spending.

The Company generated $2.6 million in free cash flow at Mulatos in the first quarter of 2016, including all exploration and development spending at La Yaqui and Cerro Pelon. The site free cash flow reflects higher gold

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

prices and lower cash costs in the quarter. Gold sales and free cash flow at Mulatos were impacted by the timing of the last shipment of the quarter of approximately 4,000 ounces of gold, which were sold in April 2016.

El Chanate Operational and Financial Review

	Quarter ended	
	March 31, 2016	March 31, 2015
Open Pit Operations		
Total tonnes mined	7,922,443	7,985,211
Tonnes of ore mined	1,227,716	1,857,653
Capitalized stripping tonnes	—	4,499,952
Waste-to-ore ratio (operating)	5.5	3.3
Average grade of gold [(1)]	0.60	0.66
Crushing and Heap Leach Operations		
Tonnes of ore crushed stacked on the heap leach pad	1,016,670	1,567,044
Average grade of gold processed [(1)]	0.70	0.72
Tonnes of run-of-mine ore stacked on the heap leach pad	238,207	246,332
Average run-of mine grade of gold processed [(1)]	0.20	0.20
Total tonnes of ore processed	1,254,877	1,813,376
Average grade of gold processed [(1)]	0.61	0.65
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	13,800	20,100
Recovery ratio (ratio of ounces produced to contained ounces stacked)	73%	42%
Gold production (ounces)	17,967	15,929
Gold sales (ounces)	18,523	16,143
Total cash costs per ounce of gold sold [(2)]	$1,086	$585
All-in sustaining costs per ounce of gold sold [(2),(3)]	$1,095	$1,043
Financial Review *(in millions)* [(1)]		
Operating Revenues	$20.5	$19.6
Loss (earnings) from operations	($2.6)	$5.9
Operating cash flow	($1.0)	$6.7
Capital expenditures	$0.1	$7.2
Free cash flow [(2)]	($1.1)	($0.5)

(1) Grams per tonne of gold.
(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and in the associated MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.
(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

During the first quarter of 2016, the Company mined 1,227,716 tonnes of ore or 87,000 TPD at El Chanate, at an average grade of 0.60 g/t Au. The average daily mining rate was roughly the same as in the first quarter of 2015. Starting in the third quarter of 2015, all waste removal costs at El Chanate were expensed given the Company has determined these costs are not recoverable. This has increased total cash costs per ounce relative to past periods but has no impact on AISC per ounce.

The Company stacked 1,254,877 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the first quarter of 2016 at an average rate of 13,800 TPD. This was down from an average rate of 20,100 TPD in the same period of the prior year, reflecting mine sequencing with the mine plan requiring more waste and less ore mined in the first quarter of 2016. This is planned to continue in the second quarter of 2016, but will normalize in the second half of the year and was factored into the Company's full year production and cost guidance.

The grade of ore stacked averaged 0.61 g/t Au during the first quarter of 2016 compared to an average grade of 0.65 g/t Au in the same period of the prior year. The slight drop in grade during the quarter is the result of mine sequencing.

The Company produced 17,967 ounces of gold in the first quarter of 2016 at El Chanate compared to 15,929 ounces in the same period of 2015. Higher production in the first quarter of 2016 reflected improved recoveries from the leach pad, partially offset by lower mining rates.

8 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | Alamos Gold Inc Total cash costs were $1,086 per ounce of gold sold in the first quarter of 2016, an increase from previous quarters reflecting the fact that the Company now expenses waste removal costs as incurred whereas prior to the third quarter of 2015, these costs were capitalized. In addition, grades stacked were lower than the prior year period. AISC of $1,095 per ounce of gold sold in the first quarter of 2016 increased from $1,043 per ounce in the first quarter of 2015, reflecting lower grades stacked in 2016. AISC were in line with annual guidance of $1,100 per ounce. Capital expenditures in the first quarter of 2016 were $0.1 million, mainly related to the purchase of major spare parts. The mine was free cash flow neutral in the first quarter. The Company has entered gold collar contracts for the remainder of 2016 production at El Chanate, which is expected to result in free cash flow generation at the mine. First Quarter 2016 Development and Exploration Activities La Yaqui Recent drilling at La Yaqui has been successful in the discovery of two new zones of mineralization on a 1 kilometre long silica ridge northeast of the existing La Yaqui mineral reserve pit. A small initial drill program was conducted over these two zones in 2015 leading to the addition of 232,000 ounces of Inferred mineral resources in the 2015 mineral reserve and resource statement. This exploration program has continued into the first quarter of 2016 with a total of 5,069 metres (“m”) drilled in 24 holes at La Yaqui. The 2016 program has focused on exploration drilling along the northwest trending ridge and to the northeast on the downslope side of the ridge, as well as delineation, definition and infill drilling on all new zones. Systematic, phased drill programs will continue throughout 2016 over this very large system. Results in 2016 continue to be very encouraging and alteration at La Yaqui is evident over an area approximately 1 km by 0.9 km in size. As a result, the Company has ramped up exploration activities with up to eight rigs drilling at La Yaqui. La Yaqui is the Company's highest priority exploration target. The Company believes there is potential for a substantial increase in mineral reserves and resources at the deposit and has increased the original 2016 exploration budget at Mulatos by 60% to $16 million. In addition, subsequent to period end, the Company submitted the project Environmental Impact Assessment ("EIA") for La Yaqui. The Company also received approval of the road construction EIA at La Yaqui. Cerro Pelon Similarly to La Yaqui, the Company re-commenced exploration programs at Cerro Pelon mid-2015. The objective of the initial drill program was to test the continuation of mineralization to the north of the previously defined mineral reserve pit. This program was successful in defining a new zone of mineralization approximately 100m to the north of the original planned pit and has already yielded a 29,000 ounce, or 21% increase in mineral reserves to 170,000 ounces and a further 47,000 ounces, in the Measured and Indicated category in the 2015 year end update. Drilling activities in the first quarter of 2016 have been mainly focused on engineering support for mine development. A total of 2,770m of geotechnical and condemnation drilling were undertaken. Exploration drilling re- started towards the end of the quarter. The main objectives of the 2016 exploration program are conversion of the recently discovered mineral resources to mineral reserves and exploration beneath the large silica cap (approximately 800m by 300m) to the north of the current reserve pit. Mapping and sampling undertaken in 2015 indicate positive signs for mineralization beneath this silica cap. Additional smaller targets will also be tested in the greater Cerro Pelon area. Up to 4 rigs are expected to drill during the phased program at Cerro Pelon in 2016. Mulatos District In addition to drilling, geophysical surveys are being completed over the larger La Yaqui and Cerro Pelon areas. A ground magnetics survey was completed and an induced polarization survey is currently underway. An exploration review and mapping and sampling have also continued over the larger Mulatos district. A number of high-priority prospects have been added to the 2016 exploration plan, which include Los Bajios, Las Carboneras and El Carricito. Systematic mapping and sampling will be carried out over these projects in 2016 in order to plan drill targets for 2017. Turkey The EIA certificates for the Kirazlı and Ağı Dağı gold projects remain in good standing, and the Company is in the process of applying for the forestry and operating permits required prior to the start of construction. The Company

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | Alamos Gold Inc remains confident that these permits will be granted. For the three months ended March 31, 2016, total development expenditures in Turkey were $0.5 million. Lynn Lake The Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project, on January 7, 2016. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending. For the three months ended March 31, 2016, the Company spent $2.2 million on the project, in addition to the acquisition. In 2016, the Company plans to spend $8.0 million at Lynn Lake, focused on advancing a feasibility study on the project. Esperanza The Company capitalized $0.8 million at the Esperanza Gold Project in the first quarter of 2016. The Company has slowed development activities at Esperanza for the current year with the core focus on the ramp up at Young- Davidson, and development of La Yaqui and Cerro Pelon. Quartz Mountain In the first quarter of 2016, the Company invested $0.1 million at the Quartz Mountain project. Review of First Quarter Financial Results During the first quarter of 2016, the Company sold 90,989 ounces of gold for proceeds of $104.3 million, a 61% increase compared to the first quarter of 2015. The majority of the increase is due to the inclusion of sales from Mulatos. Gold sales were approximately 3,600 ounces lower than production due to the timing of the last shipment at Mulatos which was not sold until April 2016. The increase in gold ounces sold was offset by a decrease in the average realized gold price for the quarter. The decrease in realized gold price negatively impacted revenue by $3.7 million as the average realized price per ounce decreased from $1,216 to $1,146 per ounce. The Company's realized gold price in the first quarter was below the average London PM fix of $1,183 per ounce mainly due to the gold collar contracts executed in the first quarter for El Chanate. The gold collar contracts for the remainder of 2016 are at substantially higher gold prices. Mining and processing costs increased to $67.9 million in the first quarter of 2016 from $36.9 million in the first quarter of 2015, largely reflecting the inclusion of operating costs from Mulatos of $24.2 million. Consolidated total cash costs for the quarter were $782 per ounce of gold sold, compared to $696 per ounce in the prior year period, and in line with guidance. The increase from the prior year is due to the Company directly expensing all waste removal costs at El Chanate in 2016. This increase was offset by the benefit associated with the continued depreciation of both the Canadian dollar and Mexican peso compared to the US dollar. In the first quarter of 2016, AISC per ounce of gold sold decreased by $107 to $986, as compared to $1,093 in the first quarter of 2015. This decrease was primarily due to lower sustaining capital, as well as corporate and administration costs and a weaker Canadian dollar and Mexican peso. Royalty expense for the quarter was $3.2 million, an increase from the first quarter of 2015, due to the inclusion of the 5% royalty at Mulatos and the 1.5% royalty at Young-Davidson, which were not part of the prior period results. Amortization increased from $21.6 million in the first quarter of 2015 to $28.4 million in the first quarter of 2016, reflecting amortization from Mulatos included in 2016. Amortization per ounce sold was $312 per ounce compared to $407 per ounce in 2015, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods. Corporate and administration expenses were higher in the first quarter of 2016 by $0.4 million to $3.9 million, primarily due to increased head count associated with the merger completed in mid-2015, partially offset by a weakening of the Canadian dollar. Corporate and administrative costs are budgeted to be $16.0 million in 2016, a significant reduction from 2015 levels. The Company recognized a loss from operations of $2.3 million in the first quarter of 2016, compared to a loss from operations of $2.5 million in the same period of 2015. The Company reported net earnings of $9.7 million in the first quarter of 2016, compared to a net loss of $35.3 million in the first quarter of 2015. The net earnings in the current quarter were attributable primarily to the foreign exchange gains recognized within deferred tax recovery on revaluation of non-monetary tax assets and liabilities.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 11 | Alamos Gold Inc Associated Documents This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month periods ended March 31, 2016 and March 31, 2015 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Reminder of First Quarter 2016 Results Conference Call The Company's senior management will host a conference call on Thursday, May 12, 2016 at 12:00 pm ET to discuss the first quarter 2016 financial results and provide an update on operating, exploration, and development activities. Participants may join the conference call by dialling (416) 340-2216 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com. A playback will be available until May 26, 2016 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4016523. The webcast will be archived at www.alamosgold.com. Qualified Persons Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). Information pertaining to the Mulatos District exploration program has been reviewed and approved by Alamos' Vice President, Exploration, Aoife McGrath, M.Sc., M.AIG, a Qualified Persons within the meaning of NI 43-101. About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice-President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Alamos, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 12 | Alamos Gold Inc Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young- Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economical ly or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources Cautionary non-GAAP Measures and Additional GAAP Measures Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce”, “total cash costs per ounce” and “all-in sustaining costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 13 | Alamos Gold Inc compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “All- in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects. For a reconciliation of non-GAAP and GAAP measures, please refer to Alamos’ Management Discussion and Analysis dated May 10, 2016, for the three-months ended March 31, 2016, as filed on SEDAR.com and the Company’s website.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 14 | Alamos Gold Inc Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows ALAMOS GOLD INC. Condensed Interim Consolidated Statements of Financial Position (Unaudited - stated in millions of United States dollars) March 31, 2016 December 31, 2015 A S S E T S Current Assets Cash and cash equivalents $273.8 $282.9 Available-for-sale securities 8.8 6.7 Amounts receivable 50.0 44.0 Income taxes receivable 0.5 14.7 Inventory 133.3 126.1 Other current assets 13.6 8.8 Total Current Assets 480.0 483.2 Non-Current Assets Long-term inventory 70.0 70.1 Mineral property, plant and equipment 1,893.8 1,859.2 Other non-current assets 47.1 49.7 Total Assets $2,490.9 $2,462.2 L I A B I L I T I E S Current Liabilities Accounts payable and accrued liabilities $104.2 $94.6 Current portion of debt and financing obligations 5.3 5.3 Dividends Payable 2.6 — Total Current Liabilities 112.1 99.9 Non-Current Liabilities Deferred income taxes 265.1 284.1 Decommissioning liability 37.7 37.2 Debt and financing obligations 314.0 315.0 Other non-current liabilities 1.9 1.8 Total Liabilities 730.8 738.0 E Q U I T Y Share capital $2,796.6 $2,773.7 Contributed surplus 70.2 69.2 Warrants 2.8 — Accumulated other comprehensive loss (2.3) (4.4) Deficit (1,107.2) (1,114.3) Total Equity 1,760.1 1,724.2 Total Liabilities and Equity $2,490.9 $2,462.2

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 15 | Alamos Gold Inc ALAMOS GOLD INC. Condensed Interim Consolidated Statements of Comprehensive Income (Loss) (Unaudited - stated in millions of United States dollars, except per share amounts) For the three month periods ended March 31, 2016 March 31, 2015 OPERATING REVENUES $104.3 $64.6 MINE OPERATING COSTS Mining and processing 67.9 36.9 Royalties 3.2 0.2 Amortization 28.4 21.6 EARNINGS FROM MINE OPERATIONS 4.8 5.9 EXPENSES Exploration 0.7 0.4 Corporate and administrative 3.9 3.5 Share-based compensation 2.5 1.3 Impairment charges — 3.2 LOSS FROM OPERATIONS (2.3) (2.5) OTHER EXPENSES Finance expense (6.0) (5.8) Foreign exchange gain (loss) 1.0 (7.9) Other (loss) income (1.2) 9.6 LOSS BEFORE INCOME TAXES ($8.5 ) ($6.6 ) INCOME TAXES Current income tax expense (0.8) (0.4) Deferred income tax recovery (expense) 19.0 (28.3) NET EARNINGS (LOSS) $9.7 ($35.3 ) Other comprehensive income to be reclassified to profit or loss in subsequent years: - Unrealized gain on available-for-sale securities (net of tax $nil) 2.1 — Total other comprehensive income $2.1 — COMPREHENSIVE INCOME (LOSS) $11.8 ($35.3 ) EARNINGS (LOSS) PER SHARE – basic $0.04 ($0.28 ) – diluted $0.04 ($0.28 ) Weighted average number of common shares outstanding (000's) - basic 262,397 126,573 - diluted 263,071 126,573

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 16 | Alamos Gold Inc ALAMOS GOLD INC. Condensed Interim Consolidated Statements of Cash Flows (Unaudited - stated in millions of United States dollars) For the three month periods ended March 31, 2016 March 31, 2015 CASH PROVIDED BY (USED IN): OPERATING ACTIVITIES Earnings (Loss) for the period $9.7 ($35.3 ) Adjustments for items not involving cash: Amortization 28.4 21.6 Foreign exchange (gain) loss (1.0) 5.8 Current income tax expense 0.8 0.4 Deferred income tax (recovery) expense (19.0) 28.3 Share-based compensation 2.5 1.3 Impairment charges — 3.2 Finance expense 6.0 5.8 Other non-cash items 0.2 (7.8) Changes in non-cash working capital and taxes (paid) received (3.8) 3.1 23.8 26.4 INVESTING ACTIVITIES Mineral property, plant and equipment (33.3) (35.2) Cash received from acquisition of Carlisle Goldfields Ltd. 0.7 — Proceeds from retained interest royalty — 16.7 Other (2.6) — (35.2) (18.5) FINANCING ACTIVITIES Repayment of debt and equipment financing obligations (2.4) (1.6) Interest paid — (12.4) Debt financing and transaction fees (1.2) — Proceeds received from the exercise of stock options — 0.3 Dividends paid — (5.2) Proceeds from issuance of flow-through shares 5.0 15.3 1.4 (3.6) Effect of exchange rates on cash and cash equivalents 0.9 (2.3) Net (decrease) increase in cash and cash equivalents (9.1) 2.0 Cash and cash equivalents - beginning of year 282.9 89.0 CASH AND CASH EQUIVALENTS - END OF PERIOD $273.8 $91.0